                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

      Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File
  Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                          HUSSMANN INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

                                    01-13407
                            (Commission File Number)

                           12999 ST. CHARLES ROCK ROAD
                         BRIDGETON, MISSOURI 63044-2483
                                 (314) 291-2000

          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
            (Title of each class of securities covered by this Form)

                                      NONE
         (Titles of all other classes of securities for which a duty to file reports under section 13(a) of 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a) (1) (i)      [X]               Rule 12h-3(b) (1) (i)      [X]
Rule 12g-4(a) (1) (ii)     [ ]               Rule 12h-3(b) (1) (ii)     [ ]
Rule 12g-4(a) (2) (i)      [ ]               Rule 12h-3(b) (2) (i)      [ ]
Rule 12g-4(a) (2) (ii)     [ ]               Rule 12h-3(b) (2) (ii)     [ ]
                                             Rule 15d-6                 [ ]

Approximate number of holders of record as of the certification or notice date:

                                COMMON STOCK -- 1

Ingersoll-Rand Company ("IR") is the sole holder of record of the securities listed above as of the date hereof pursuant to the merger (the "Merger") by and among IR, a New Jersey corporation, IR Merger Corporation, a Delaware corporation and wholly-owned subsidiary of IR, and Hussmann International, Inc. ("Hussmann"), which was consummated on June 16, 2000.

Pursuant to the requirements of the Securities Exchange Act of 1934, Hussmann has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


                                       HUSSMANN INTERNATIONAL, INC.

                                       BY: /s/  Burton Halpern
                                           ------------------------------------
                                       Name:  Burton Halpern
                                       Title: Vice President, General Counsel
                                              and Secretary

DATE: June 19, 2000